

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2021

Sean Hsieh
Chief Executive Officer
Concreit Fund I LLC
1201 3rd Ave Ste 2200
Seattle, WA 98101

> **Re: Concreit Fund I LLC**
> **Offering Statement on Form 1-A**
> **Post-qualification Amendment No. 1**
> **Filed May 5, 2021**
> **File No. 024-11171**

Dear Mr. Hsieh:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post-qualification Amendment No. 1 filed May 5, 2021

Results of Operations, page 50

1. We note your response to comment 1 and reissue the comment. Please revise to provide a discussion of the material year-over-year changes in your results of operations for the periods presented. See Item 303(b) of Regulation S-K.

Exhibits

2. We note that you increased your offering size to $74,597,250. Please have counsel provide a legal opinion as to the legality of the securities covered by the offering statement.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jonathan Burr at 202-551-5833 or Pamela Howell at 202-551-3357 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction